

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

December 31, 2009

<u>Via U.S. Mail & Facsimile</u>

Mr. Dan Dickson
Chief Financial Officer
Endeavour Silver Corp.
#301-700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

> **Re:     Endeavour Silver Corp.
> Form 40-F for the Fiscal Year Ended Dec. 31, 2008
> Filed March 31, 2009
> File No. 1-33153**

Dear Mr. Dickson:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Controls and Procedures, page 5</u>

<u>Changes in Internal Control Over Financial Reporting, page 7</u>

1.      We note your statement that "[e]xcept for the changes discussed above, there have been no changes that . . . materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Revise to state clearly that there were changes in your internal control over financial reporting

that occurred during this period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, we reissue comment 3 from our letter dated September 23, 2008.

Contractual Obligations, page 11

2.      We note your disclosure of $1.4 billion in "Other Long-Term Liabilities." Please revise to disclose the major components constituting this category of obligation and the corresponding amounts that you are obligated to pay.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,


Anne Nguyen Parker
Branch Chief